ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042



                                  May 30, 2007



U.S. Securities and Exchange Commission
Washington, DC 20549

     Re: ATC Healthcare, Inc.
         Registration Statement on Form S-3
         Filed March 26, 2007
         File Number 333-141570

Ladies and Gentlemen:

     ATC Healthcare, Inc. ("ATC Healthcare" or "we") hereby requests acceleration of the effective date of the above Registration Statement pursuant to the Commission's Rule 461. We desire that the Registration Statement become effective on Thursday, May 31, 2007, at 5:00 p.m.

     We hereby confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the shares of our Class A Common Stock specified in the above Registration Statement. We acknowledge that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ATC Healthcare from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o ATC Healthcare may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please contact me at 516.750.1600 with any questions.

                                                     Sincerely,

                                                     ATC Healthcare, Inc.

                                                     /s/ David Savitsky
                                                     David Savitsky
                                                     Chief Executive Officer